

SEC 02006711 COMMISSION
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SEC FILE NUMBER
8-38553

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL RECEIVED
FEB 27 2002
143
WASH. D.C.
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Biltmore International Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broadway, 23rd Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosedale & Scerbo, Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

2001 Grove Street	Wantagh	NY	11793
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, James Rawdon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Biltmore International Corporation, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



2/26/02

Notary Public

PAULA A. STERN
Notary Public of New Jersey
My Commission Expires Feb 1, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] ~~(m) A copy of the SIPC Supplemental Report.~~
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BILTMORE INTERNATIONAL CORPORATION

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2001

BILTMORE INTERNATIONAL CORPORATION
CONTENTS TO FINANCIAL STATEMENTS

ROSEDALE
&
SCERBO
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
BILTMORE INTERNATIONAL CORPORATION
New York, NY

We have audited the accompanying statement of financial condition of Biltmore International Corporation as of December 31, 2001 and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biltmore International Corporation at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosedale & Scerbo

Rosedale & Scerbo
Wantagh, New York
February 22, 2002

2001 Grove Street • Wantagh, NY 11793 • (516) 783-1515 • FAX (516) 783-1720
MEMBER OF AICPA

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$ 1,532
Receivable from clearing organization	5,351
Deposits with clearing organization	680,572
Marketable securities, at market value	33,682
Property and equipment (Net of accumulated depreciation of $20,187)	7,736
Security deposits	7,250
TOTAL ASSETS	$ 736,123

LIABILITIES & STOCKHOLDERS' EQUITY

LIABILITIES	
Securities sold, not yet purchased, at market value	$ 287,088
Loan payable	15,000
Income taxes payable	10,142
Accounts payable, accrued expenses and other liabilities	78,411
TOTAL LIABILITIES	390,641
SUBORDINATED BORROWINGS	175,000
STOCKHOLDERS' EQUITY	
Common Stock - $1 par value, 20,000 shares authorized, 20,000 shares issued and outstanding	20,000
Additional Paid-In Capital	130,000
Retained Earnings	20,482
	170,482
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 736,123

The accompanying notes are an integral part of these financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
For the Year Ended December 31, 2001

REVENUES	
Principal transactions	$ 444,267
Commissions	103,833
Fee Income	1,000
Interest and dividends	6,390
	555,490
EXPENSES	
Employee compensation and benefits	291,038
Clearance and exchange fees	60,100
Communications and data processing	52,549
Interest expense	17,935
Other operating expenses	89,145
	510,767
INCOME BEFORE INCOME TAXES	44,723
INCOME TAXES	16,393
NET INCOME	28,330
ACCUMULATED DEFICIT, BEGINNING OF YEAR	(31,598)
PRIOR PERIOD ADJUSTMENT	23,750
RETAINED EARNINGS, END OF YEAR	$ 20,482

The accompanying notes are an integral part
of these financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Year Ended December 31, 2001

	COMMON	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, 1/1/01	$20,000	$153,750	$(31,598)	$ 142,152
PRIOR PERIOD ADJUSTMENT		(23,750)	23,750	0
NET INCOME			28,330	28,330
BALANCE, 12/31/01	$20,000	$130,000	$ 20,482	$ 170,482

The accompanying notes are an integral part of these financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 28,330
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	10,823
Gain on sale of investments	266
(Increase) Decrease in:	
Receivables from customers	500
Receivables from clearing organization	(5,351)
Deposits with clearing organization	(680,572)
Marketable securities	(33,682)
Security deposits	(450)
Increase (Decrease) in:	
Securities sold, not yet purchased	287,088
Income taxes payable	7,999
Accounts payable, accrued expenses and other liabilities	69,025
	(344,354)
Net cash used by operating activities	(316,024)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(1,502)
Proceeds from sale of investments	50,000
Proceeds from secured demand note	175,000
Net cash provided by investing activities	223,498
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from loan payable	15,000
Net cash provided by financing activities	15,000
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(77,526)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	79,058
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,532
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
INTEREST	$ 435
INCOME TAXES	$ 4,334

The accompanying notes are an integral part of these financial statements.

BILTMORE INTERNATIONAL CORPORATION
SCHEDULE OF OTHER OPERATING EXPENSES
For the Year Ended December 31, 2001

Advertising	$ 250
Automobile	11,133
Bank Charges	325
Dues and Subscriptions	2,631
Depreciation	10,823
Entertainment	9,557
Insurance	12,975
Miscellaneous	1,271
Office Expense	7,316
Professional Fees	7,867
Rent	9,000
Travel	7,334
Telephone	8,663
	$ 89,145

The accompanying notes are an integral part
of these financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Company is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the National Association of Securities Dealers and Securities and Exchange Commission. The Firm engages in proprietary trading and makes markets in Over The Counter securities. The Firm is an introducing broker clearing its accounts on a fully disclosed basis and doesn't handle any customers funds or securities.

a. Income Taxes

Certain items of expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes, primarily depreciation expense. For the year ended December 31, 2001, the amount of deferred income taxes due to these differences is deemed to be insignificant.

b. Property and Equipment

Property and equipment is stated at cost. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation of property and equipment is provided using accelerated methods over estimated useful lives of 3 to 7 years.

c. Credit Concentration

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents held by a clearing organization. The Company places its cash and cash equivalents with high credit quality institutions insured by the FDIC and/or the SIPC.

d. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

e. Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Management does not believe that actual results will differ materially from these estimates.

2. PROPERTY AND EQUIPMENT

Furniture and Fixtures	$ 6,663
Computer Equipment	21,260
	27,923
Accumulated depreciation	20,187
	$ 7,736

Depreciation expense for the year ended December 31, 2001 was $10,823.

3. INCOME TAXES

The income tax expense of the Company consists of the following:

Federal income tax	$ 8,030
State income tax	4,117
City income tax	4,246
	$16,393

4. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market value as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$33,682	$287,088

5. SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2001 consist of a $175,000 subordinated note with interest payable at 10% per annum, maturing on November 30, 2003.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. NET CAPITAL REQUIREMENT

The Company must maintain a minimum net capital of $100,000 in accordance with paragraph (a) (2) of SEC Rule 15c3-1. Its aggregate indebtedness must not exceed 1500% of its net capital. Biltmore International Corporation also is required to maintain 120% of its minimum capital requirement in accordance with SEC Rule 17a-11. At December 31, 2001, the Company has net capital of $267,830 which was $167,830 in excess of its minimum required net capital of $100,000.

7. PRIOR PERIOD ADJUSTMENT

Distributions to stockholder of $71,273 reported during the year ended December 31, 2000, were originally reported as entirely distributed from retained earnings. This adjustment is made to properly reclassify $23,750 of the total distribution as distributed from additional paid in capital rather than retained earnings.


ROSEDALE
&
SCERBO

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Biltmore International Corporation
New York, NY

We have audited the accompanying financial statements of Biltmore International Corporation as of and for the year ended December 31, 2001 and have issued our report thereon dated February 22, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosedale & Scerbo

Rosedale & Scerbo
Wantagh, New York
February 22, 2002

2001 Grove Street • Wantagh, NY 11793 • (516) 783-1515 • FAX (516) 783-1720
MEMBER OF AICPA

BILTMORE INTERNATIONAL CORPORATION
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

SCHEDULE 1

NET CAPITAL

Total Stockholders' Equity	$ 170,482
Subordinated Loan for Equity	175,000
	345,482
Deductions and/or charges	
Non-Allowable Assets	(14,986)
Net Capital before haircuts on securities possessions	330,496
Haircuts on corporate stocks	(62,666)
Net Capital	$ 267,830
AGGREGATE INDEBTEDNESS	$ 103,553
MINIMUM NET CAPITAL REQUIREMENT	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENT	$ 167,830
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	38.66%

See independent auditors' report on supplemental information and accompanying notes to the financials.

BILTMORE INTERNATIONAL CORPORATION
SCHEDULE 1 (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17a-5 as of December 31, 2001)

Total Stockholders' Equity as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 166,766
Net Audit Adjustments:	
-Loan payable	(15,000)
-Depreciation and amortization	(11,299)
-Corporate taxes payable	(10,142)
-Clearance account	116,286
-Other securities	7,653
-Securities sold, not yet purchased	(56,416)
-Accounts payable	(24,690)
-Other	(2,676)
Total Stockholders' Equity	$ 170,482
Total Non-Allowable Assets as Reported in Company's Part IIA (Unaudited) FOCUS Report	$ 34,312
Net Audit Adjustments:	
-Depreciation	(11,299)
-Other	(8,027)
Total Non-Allowable Assets	$ 14,986

See independent auditors' report on supplemental information and accompanying notes to the financials.



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Biltmore International Corporation
New York, NY

In planning and performing our audit of the financial statements of Biltmore International Corporation for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securites, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securites examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures

2001 Grove Street • Wantagh, NY 11793 • (516) 783-1515 • FAX (516) 783-1720
MEMBER OF AICPA

referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Biltmore International Corporation for the year ended December 31, 2001 and this report does not effect our report thereon dated February 22, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rosedale & Scerbo

Rosedale & Scerbo
Wantagh, New York
February 22, 2002